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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                  Commission File Number 0-29150


                           NOTIFICATION OF LATE FILING


 (Check One): [ ] Form 10-K [ ] Form 11-K [ X ] Form 20-F [ ] Form 10-Q [ ]
                                   Form N-SAR


      For Period Ended:  December 31, 2002
                       ---------------------------------------------------------

      [   ] Transition Report on Form 10-K                     [   ] Transition Report on Form 10-Q
      [   ] Transition Report on Form 20-F                     [   ] Transition Report on Form N-SAR
      [   ] Transition Report on Form 11-K


      For the Transition Period Ended:   Not Applicable


      Read attached instruction sheet before preparing form. Please print or type.


      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
                                                       -------------------------


PART I. REGISTRANT INFORMATION


      Full name of registrant: Randgold & Exploration Company Limited
                                 ------------------------------------

      Former name if applicable:         Not Applicable
                                   --------------------------

      Address of principal executive office  (Street and number): 5 Press Avenue
                                                                 ---------------

      City, State and Zip Code: Selby, Johannesburg, South Africa
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PART II. RULE 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.





PART III. NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 11-K, 20F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file, on the prescribed filing date, without unreasonable effort and expense, its Annual Report on Form 20-F for the year ended December 31, 2002, due to the required US GAAP financial statement preparation taking longer than anticipated, and the resulting inability on the part of management to analyze the financial statements in order to prepare the "Operating and Financial Review and Prospects" section by June 30, 2003.


PART IV.  OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

              Victor Matfield                       011-27-11-309-6070
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              (Name)                                (Telephone number)













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         (2)    Have all other periodic reports required under Section 13 or
15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                     RANDGOLD & EXPLORATION COMPANY LIMITED
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                  (Name of registrant as specified in charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: June 30, 2003                     By:  /s/ Victor Matfield
          ---                              -------------------------------------
                                             Victor Matfield
                                             Financial Manager


                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).








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